UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Organizational Restructuring

On January 7, 2020, Stealth BioTherapeutics Corp (the “Company”) adopted a strategic organizational restructuring plan, to principally align its operations around its Barth syndrome program, its Phase 2 clinical study in dry age-related macular degeneration, its Phase 1 trial of SBT-272 and its discovery programs. The Company also announced a reduction of the workforce of Stealth BioTherapeutics Inc., its wholly-owned subsidiary, by 42 positions, or approximately 60% of its personnel. The Company’s communication of the restructuring plan to affected employees was completed on January 7, 2020, and the Company expects its restructuring plan will be substantially completed by the end of January 2020.

In connection with the foregoing change to the Company’s business, the Company anticipates it will incur a one-time charge totaling approximately $2.3 million related to termination benefits and other related charges, which it expects to be substantially completed by the end of Q1 2020. The Company may incur other charges, including contract termination costs, and will record these expenses in the appropriate period as they are determined.

Departure of Officer

On December 31, 2019, the Company’s Chief Scientific Officer, Mark Bamberger, submitted notice of his resignation from the Company, effective December 31, 2019. The Company’s discovery activities will be overseen by Martin Redmon, Ph.D., Vice President of Pharmaceutical Sciences and Technical Operations.

In connection with his resignation, Dr. Bamberger entered into a separation agreement with Stealth BioTherapeutics Inc. Under the separation agreement, Dr. Bamberger will receive severance benefits of a cash severance payment of $203,130 which is equal to 6 months of Dr. Bamberger’s 2019 monthly base salary and a portion of his target annual bonus (30% of base salary) less applicable withholdings. On January 1, 2020, Dr. Bamberger entered into a consulting agreement with Stealth BioTherapeutics Inc., by which he will be compensated for discovery-related consulting services on an as-needed basis at a rate of $300 per hour, and which will terminate on the earlier of 30 days notice or December 31, 2020.

Forward-Looking Statements

This Current Report on Form 6-K contains “forward-looking” statements, including statements regarding the Company’s organizational restructuring, anticipated cost reductions, estimated restructuring costs, and cash expenditures to be paid by the Company in connection with the restructuring and reduction in workforce, and other statements containing the words “anticipate,” “expect,” “may,” “plan,” “should,” “would,” and similar expressions. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially, including the risk that anticipated cost reductions may not be achieved as expected, or at all, the risk that the Company may incur other material charges not currently contemplated due to events that may occur as a result of, or associated with, the foregoing change to the Company’s business, and other risks detailed in the “Risk Factors” section of the Company’s most recent Annual Report filed with the Securities and Exchange Commission on Form 20-F. These statements represent the Company’s estimates and assumptions only as of the date of this Current Report on Form 6-K. The Company does not undertake any obligation to update publicly any such forward-looking statements, even if new information becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	January 7, 2020